SINA CORPORATION

No. 8 SINA Plaza,

Courtyard 10, the West Xibeiwang E. Road,

Haidian District, Beijing 100193,

People’s Republic of China

October 29, 2019

VIA EDGAR

David Edgar, Staff Accountant

Joyce Sweeney, Staff Accountant

Division of Corporation Finance

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sina Corporation (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2018
Filed on April 30, 2019
File No. 001-37361

Dear Mr. Edgar and Ms. Sweeney:

This letter sets forth the Company’s responses to the comments contained in the letter dated October 1, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2018 (the “2018 Form 20-F”) and the Company’s September 23, 2019 responses to Staff’s previous comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2018 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2018

Operating and Financial Review and Prospects

Results of Operations, page 89

1.                                      We note from your response to prior comment 1 that you monitor the number of active advertisers, average spending per advertiser, number of new customers acquired and customer retention rate to evaluate both your portal and Weibo advertising businesses. Please quantify these metrics for us for each period presented, separately for your portal and Weibo advertising businesses, and clarify your intent as to when you will provide quantification of these metrics in your Form 20-F filings. As you use these metrics in managing your business and such metrics directly impact your advertising revenues, further explain why quantifying these metrics would not be material to an investor’s understanding of the company’s results of operations at this time. In addition, please explain why you believe disclosing such metrics would put the company at a competitive disadvantage. Refer to Item 5.A of Form 20-F and Part III.B of SEC Release No. 33-8350.

The Company respectfully submits to the Staff that it believes most investors in the Company’s ordinary shares focus on evaluating the performance of its Weibo business and put comparably less weight on the portal (and other) business. Therefore, the Company does not believe separately disclosing detail operating metrics of SINA portal is material for investors.  In addition, the Company is of the view that exposing immaterial internal operating metrics to public in general puts the Company in competitive disadvantages as the Company is not aware of its competitors disclosing equivalent details.

With respect to the Company’s Weibo business, nevertheless, the Company respectfully advises the Staff that, after considering the key drivers for Weibo advertising business and the disclosure made by peer issuers in their disclosure of advertising business, the Company undertakes to, in addition to trend related discussion, quantitatively disclose average spending per advertiser of Weibo on an annual basis in its future annual report filings on Form 20-F, which comprehensively reflects the performance and annual contribution of advertisers on Weibo’s platform. The Company further clarifies with the Staff that although it reviews the number of new customers acquired and customer retention rate from time to time, these metrics are not, from operational perspective, focused on by the Company on a regular basis in evaluating its business performance. Instead, the total number of advertisers and its overall trend is what the Company focuses on, and the growth of total number of advertisers reflects the collective results of growths of number of new customers acquired and customer retention rate and reflects the same business nature. Thus, the Company does not plan to further provide breakdown to quantify the number of new customers acquired and customer retention rate. The Company supplementally advises the Staff that Weibo’s average spending per advertiser (excluding Alibaba) increased by 75% from $204 in 2016 to $357 in 2017 and further increased by 31.7% to $470 in 2018, and equivalent disclosure will be made in future filings of annual report on Form 20-F. Revenues attributable to Alibaba has been separately disclosed in the Company’s annual report due to its materiality.

2.                                      In your response to prior comment 2 you include advertisement production costs in the breakdown of Weibo’s revenue sharing costs. When discussing the reasons for fluctuations in Weibo cost of revenues, please separately disclose variances in advertisement production costs, if material, as such costs do not appear to be related to revenue sharing arrangements.

The Staff’s comment is duly noted. The Company undertakes to make the referenced disclosure in future filings of annual report on Form 20-F, subject to its assessment as to the materiality of such disclosure.

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The Company hereby acknowledges that

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2018 20-F, please contact the undersigned at +86 10 8262 8888.

Very truly yours,

/s/ Bonnie Yi Zhang
Bonnie Yi Zhang
Chief Financial Officer

cc:                                Charles Chao, Chairman of the Board and Chief Executive Officer, SINA Corporation

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP